Exhibit 99.1

May 23, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  ADOPTS  ADVANCE  NOTICE  POLICY

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") today announced the approval by its board of directors of an advance notice policy (the "Policy") to be effective May 24, 2013.  The purpose of the Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors.

The Policy includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company.  The Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company.  No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

For the purposes of the Company’s annual general meeting to be held on June 27, 2013, the Company has determined to vary the notice requirements of the Policy and will accept notice of director nominations made by close of business on June 12, 2013 as satisfying the requirements of the Policy.

The Company will, at its next annual general meeting, seek shareholder approval to amend the articles of the Company to include the provisions of the Policy.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

Page - 2

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766